UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2020

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Third Quarter Trading Update dated 29 October 2020, prepared by WPP plc.

WPP

Third Quarter Trading Update

Resilient performance in a challenging environment: improvement on second quarter; strong new business momentum; tight cost control
	£ million	∆ reported[1]	∆ LFL[2]
Third Quarter
Revenue	2,969	-9.8%	-5.5%
Revenue less pass-through costs	2,401	-11.9%	-7.6%

Year to date
Revenue	8,552	-11.5%	-9.5%
Revenue less pass-through costs	7,069	-10.8%	-8.9%

Note: all numbers relate to continuing operations unless otherwise stated

■ Q3 revenue -9.8%; LFL revenue -5.5%

■ Q3 LFL revenue less pass-through costs -7.6%

■ Top five markets Q3 LFL revenue less pass-through costs: US -5.5%; UK -6.5%; Germany

   -1.8%; Greater China -16.7%; India -16.3%

■ Continued good momentum in new business: $1.6 billion won in Q3, taking the year-to-date wins to $5.6 billion

■ Strong liquidity and balance sheet, supported by tight working capital management: year-to-date average net debt £2.5 billion, down £2.0 billion year-on-year

■ On track to be towards upper end of £700-800 million cost reduction target

■ Full year 2020 LFL revenue less pass-through costs growth and headline operating margin expected to be within the range of latest analysts' expectations[3]

Mark Read, Chief Executive Officer of WPP, said:

"WPP continues to demonstrate its resilience in a challenging market. We have maintained our new business momentum as clients seek out our creativity and our skills in media, technology, data and ecommerce. This month, Uber joined a growing list of major assignment wins that includes Alibaba, Dell, HSBC, Intel, Unilever and Whirlpool, and we continue to lead the new business rankings. We have also renewed and expanded our relationship with Walgreens Boots Alliance to encompass its data- and technology-driven marketing strategy.

"Given the tightening of COVID restrictions around the world and uncertainty in the global economic outlook, we remain cautious about the pace of recovery. It is important that we maintain our strong financial position and we are on track to achieve cost savings towards the upper end of our £700-800 million target.

"Our people have done a superb job in serving our clients, largely working from home, but the events of 2020 have of course created new pressures for everyone. We have increased our investment in employee support services, with a particular focus on mental health and wellbeing, and this will be an ongoing priority for our leadership."

For further information:

Investors and analysts
Peregrine Riviere Fran Butera (US)	+44 7909 907193 +1 914 484 1198
Media Chris Wade Richard Oldworth, Buchanan Communications	+44 20 7282 4600 +44 20 7466 5000 +44 7710 130634
wpp.com/investors

Revenue analysis

£ million	2020	∆ reported	∆ LFL
First quarter	2,847	-4.9%	-3.8%
Second quarter	2,736	-19.0%	-18.4%
First half	5,583	-12.3%	-11.5%
Third quarter	2,969	-9.8%	-5.5%
First 9 months	8,552	-11.5%	-9.5%

Revenue less pass-through costs analysis

£ million	2020	∆ reported	∆ LFL
First quarter	2,366	-4.3%	-3.3%
Second quarter	2,302	-15.6%	-15.1%
First half	4,668	-10.2%	-9.5%
Third quarter	2,401	-11.9%	-7.6%
First 9 months	7,069	-10.8%	-8.9%

Third Quarter Review

During the third quarter, our markets around the world saw an increase in economic activity from the second quarter, and this in turn led to an improving sequential trend in our business performance. The vast majority of our people are still working remotely, although many offices are now open, operating at reduced capacity and observing strict hygiene and social distancing protocols. Thanks to the continued efforts of our people, we have continued to serve clients effectively, and our new business win rate has maintained its momentum from the first half.

Revenue in the third quarter was down 9.8% at £3.0 billion. On a constant currency basis, revenue was down 5.9% year-on-year. Net changes from acquisitions and disposals had a negative impact of 0.4% on growth, leading to a like-for-like performance, excluding the impact of currency and acquisitions, of -5.5%.

Revenue less pass-through costs in the third quarter was down 11.9% year-on-year to £2.4 billion, and down 8.0% on a constant currency basis. Excluding the impact of acquisitions and disposals, like-for-like growth was -7.6%. All regions and business segments witnessed an improving trend over the second quarter.

We have continued to exercise tight cost control, despite the recovery in activity compared to the second quarter, with all of the decline in revenue less pass-through costs mitigated through cost savings during the third quarter.

Regional review

Revenue analysis

£ million	Q3 2020	∆ reported	∆ LFL
N. America	1,087	-12.5%	-6.8%
United Kingdom	426	0.0%	-1.4%
W. Cont Europe	587	-4.2%	-3.3%
AP, LA, AME, CEE[4]	869	-13.9%	-7.1%
Total Group	2,969	-9.8%	-5.5%

Revenue less pass-through costs analysis

£ million	Q3 2020	∆ reported	∆ LFL
N. America	922	-10.8%	-5.1%
United Kingdom	311	-6.7%	-6.5%
W. Cont Europe	493	-4.8%	-5.5%
AP, LA, AME, CEE	675	-19.6%	-12.5%
Total Group	2,401	-11.9%	-7.6%

North America like-for-like revenue less pass-through costs was down 5.1% in the third quarter, compared to a decline of 10.2% in the second quarter, with a steady improvement in the US and a very strong recovery in Canada driven by new business. In the US, VMLY&R continued to grow year-on-year, and GroupM recovered quickly, in line with client media spend.

United Kingdom like-for-like revenue less pass-through costs was down 6.5% in the third quarter, a significant improvement on the second quarter (-23.3%), which was affected by an extensive economic lockdown. GroupM returned to growth, but our integrated creative agencies have been slower to recover so far.

Western Continental Europe like-for-like revenue less pass-through costs was down 5.5%, compared to a decline of 18.8% in the second quarter. Germany recovered to be nearly flat year-on-year, and France, Italy and Spain all significantly improved on the second quarter. Growth in Denmark accelerated.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe like-for-like revenue less pass-through costs was down 12.5%, a steady recovery from the second quarter (-14.8%). All regions improved their performance, with Central & Eastern Europe relatively better than the other regions.

Business sector review

Revenue analysis

£ million	Q3 2020	∆ reported	∆ LFL
Global Integrated Agencies	2,316	-8.9%	-3.8%
Public Relations	219	-9.1%	-4.8%
Specialist Agencies	434	-14.6%	-14.1%
Total Group	2,969	-9.8%	-5.5%

Revenue less pass-through costs analysis

£ million	Q3 2020	∆ reported	∆ LFL
Global Integrated Agencies	1,805	-11.3%	-6.7%
Public Relations	210	-6.9%	-2.9%
Specialist Agencies	386	-16.7%	-13.9%
Total Group	2,401	-11.9%	-7.6%

Global Integrated Agencies like-for-like revenue less pass-through costs was -6.7% year-on-year, compared to -15.7% in the second quarter. VMLY&R continued to be the best performing global agency, and was down only slightly year-on-year, while GroupM recovered strongly as client media expenditure picked up. The other integrated agencies recovered steadily.

Public Relations like-for-like revenue less pass-through costs was down 2.9%, an improvement over the second quarter (-7.5%) as it continued to be the best-performing segment in WPP. Client demand for strategic communications advice in light of the pandemic remained robust, with BCW recovering well.

Specialist Agencies like-for-like revenue less pass-through costs was down 13.9%, showing a small recovery from the second quarter (-16.3%). GTB showed an improved performance over the second quarter, but this was offset by ongoing pressures in Brand Consulting, which is more project-based than much of our other work and continued to suffer from client budget cuts. In addition, our specialist airline and events production agencies remained under pressure.

Balance sheet highlights

Average net debt in the first nine months of 2020 was £2.5 billion, compared to £4.5 billion in 2019, at 2020 exchange rates, a decrease of £2.0 billion. The year-on-year improvement largely relates to the proceeds from the Kantar transaction. Net debt at 30 September 2020 was £2.3 billion, compared to £4.6 billion on 30 September 2019, at 2020 exchange rates, a decrease of £2.3 billion.

Outlook and capital markets event

Progress in the third quarter on both the recovery in activity and cost management has been ahead of our expectations. We do, however, remain cautious on the speed of recovery as we track further waves of the pandemic and government responses. Assuming no widespread lockdowns in any of our major markets for the rest of the year, we expect full-year like-for-like revenue less pass-through costs to be within the current range of analysts' forecasts of -8.5% to -10.7%, and headline operating margin to be within the current range of analysts' forecasts of 11.4% to 12.5%.The previous ranges, given at the time of our first half results on 27 August 2020, were -10.0% to -11.5% and 10.4% to 12.5% respectively.

We are hosting a virtual capital markets event for investors and analysts on 17 December 2020. The event will cover: strategic progress against the December 2018 plan and the next steps in our strategy; efficiency savings and our plans for reinvestment in growth areas; capital allocation; and medium-term targets for growth and margin.

Appendix

Regional Review

Revenue analysis - Nine Months Year-to-Date

£ million	9M 2020	∆ reported	∆ LFL
N. America	3,264	-8.8%	-7.4%
United Kingdom	1,184	-11.3%	-9.9%
W. Cont Europe	1,680	-10.5%	-10.3%
AP, LA, AME, CEE	2,424	-15.6%	-11.5%
Total Group	8,552	-11.5%	-9.5%

Revenue less pass-through costs analysis - Nine Months Year-to-Date

£ million	9M 2020	∆ reported	∆ LFL
N. America	2,779	-6.9%	-5.8%
United Kingdom	897	-12.6%	-11.7%
W. Cont Europe	1,412	-9.4%	-9.7%
AP, LA, AME, CEE	1,981	-15.8%	-10.9%
Total Group	7,069	-10.8%	-8.9%

Business Sector Review

Revenue analysis - Nine Months Year-to-Date

£ million	9M 2020	∆ reported	∆ LFL
Global Integrated Agencies	6,565	-11.5%	-8.8%
Public Relations	666	-6.6%	-5.9%
Specialist Agencies	1,321	-13.8%	-14.3%
Total Group	8,552	-11.5%	-9.5%

Revenue less pass-through costs analysis - Nine Months Year-to-Date

£ million	9M 2020	∆ reported	∆ LFL
Global Integrated Agencies	5,267	-10.6%	-8.6%
Public Relations	636	-4.7%	-4.0%
Specialist Agencies	1,166	-14.4%	-12.5%
Total Group	7,069	-10.8%	-8.9%

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described under Item 3D 'Risk Factors' in the Group's Annual Report on Form 20-F for 2019 and any impacts of the COVID-19 pandemic which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this document.

[1] Percentage change in reported sterling.
[2] Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to reflect the results of acquisitions and disposals for the commensurate period in the prior year.
[3] Like-for-like growth in revenue less pass-through costs of -8.5% to -10.7% and headline operating margin of 11.4% to 12.5%. Equivalent ranges on 27 August 2020 were -10.0% to -11.5% and 10.4% to 12.5% respectively.
[4]  Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 29 October 2020.	By: ______________________
Balbir Kelly-Bisla
Company Secretary